SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SEMGROUP CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-3533152
(State of Incorporation or Organization)	(IRS Employer Identification Number)

Two Warren Place 6120 S. Yale Avenue, Suite 700 Tulsa, OK	74136-4216
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On October 28, 2011, the Board of Directors (the “Board”) of SemGroup Corporation, a Delaware corporation (the “Company”), declared a dividend of one common share purchase right (a “Right”) for each outstanding share of Class A common stock, par value $0.01 per share, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of October 28, 2011 (the “Rights Agreement”), by and between the Company and Mellon Investor Services LLC, as Rights Agent. The dividend is payable on November 7, 2011 to the stockholders of record on November 7, 2011.

The Board has adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires 10% or more of the outstanding common stock of the Company without the approval of the Board (an “Acquiring Person”). The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and it should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock or by the registration of uncertificated shares of common stock in the Company’s stock register, if any. New Rights will accompany any new shares of common stock the Company issues after November 7, 2011 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one half of one share of Class A common stock, par value $0.01 per share, of the Company (a “Common Share”) for $75 (the “Exercise Price”), once the Rights become exercisable. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an Acquiring Person by obtaining beneficial ownership of 10% or more of the outstanding common stock.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the Rights are evidenced only by certificates that represent shares of common stock or by the registration of uncertificated shares of common stock in the Company’s stock register, if any, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $75, purchase shares of the Company common stock with a market value of $150, based on the market price of the common stock prior to such acquisition.

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Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $75, purchase shares of the acquiring corporation with a market value of $150, based on the market price of the acquiring corporation’s stock prior to such transaction.

•

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Expiration. The Rights will expire on the close of business on the date one day after the date of the annual meeting of stockholders of the Company in 2012.

Redemption. The Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 75% or more of the outstanding common stock of the Company, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Common Shares, the number of Common Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Common Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. However, the Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of the outstanding common stock of the Company. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement is attached hereto as an exhibit and is incorporated by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

4.1	Rights Agreement, dated as of October 28, 2011, between SemGroup Corporation and Mellon Investor Services LLC. (Incorporated by reference to Exhibit 4.1 to SemGroup Corporation’s Form 8-K filed on October 28, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 28, 2011

SEMGROUP CORPORATION

By:	/s/ Robert N. Fitzgerald
Name: Robert N. Fitzgerald
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

4.1	Rights Agreement, dated as of October 28, 2011, between SemGroup Corporation and Mellon Investor Services LLC. (Incorporated by reference to Exhibit 4.1 to SemGroup Corporation’s Form 8-K filed on October 28, 2011).